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                             March 15, 2024

       Joseph Kim
       Chief Executive Officer
       Sunoco LP
       8111 Westchester Drive
       Suite 400
       Dallas, TX 75225

                                                        Re: Sunoco LP
                                                            Registration
Statement on Form S-4
                                                            Filed February 26,
2024
                                                            File No. 333-277369

       Dear Joseph Kim:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-4

       Exhibits

   1. We note that the opinion filed as Exhibit 8.1 opines only to legal conclusions contained in the discussion in the
registration statement under the caption    Material U.S. Federal
                                                        Income Tax Consequences
of Sunoco Common Unit Ownership.    Please obtain and file a
                                                        revised tax opinion
that addresses and expresses a conclusion for each material tax consequence of the
Merger and Special Distribution. In this regard, we note your disclosure that in
general, a U.S. holder of NuStar Common Units who receives Sunoco
                                                        Common Units in
exchange for its NuStar Common Units pursuant to the Merger should be treated as having
exchanged its NuStar Common Units for Sunoco Common Units and
                                                        generally should not
recognize gain or loss with respect to such exchange. We further note you disclose that
Sunoco and NuStar intend that the Special Distribution be treated, and have agreed to report
the Special Distribution, as a payment of a distribution under
 Joseph Kim
Sunoco LP
March 15, 2024
Page 2
       Section 731 of the Code from NuStar to the NuStar Common Unitholders,
and
       accordingly, the receipt of cash pursuant to the Special Distribution is not anticipated to be taxable, except to the extent that the amount received by such U.S. holder of NuStar
       Common Units pursuant to the Special Distribution exceeds such U.S.
holder   s tax basis
       in its NuStar Common Units immediately before the Special Distribution. Refer to Item
       601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-551-
6548 with any other questions.



                                                              Sincerely,
FirstName LastNameJoseph Kim
                                                              Division of
Corporation Finance
Comapany NameSunoco LP
                                                              Office of Energy
& Transportation
March 15, 2024 Page 2
cc:       Sachin Kohli, Esq.
FirstName LastName